FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 20, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report with Press Release dated January 20, 2004 attached as Schedule “A”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: January 20, 2004

Exhibit 1

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")

6th Floor,

1199 West Hastings Street

Vancouver, BC   V6E 3T5

2.  Date of Material Change:

January 20, 2004

3.  News Release:

  News release was disseminated via Canada News Wire

4.  Summary of Material Change:

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) reports that Lucky 1 Enterprises Inc. (“Lucky”), a related company by common management, has arranged the sale of 1,250,000 common shares of Las Vegas at a price of Canadian $0.32 per common share through the facilities of the TSX Venture Exchange. The proceeds of this sale will be used by Lucky to fund a non-brokered private placement financing of 1,250,000 common shares in the capital of the Company at the price of Canadian $0.32 per common share for total proceeds of Canadian $400,000.  The Company will expend the proceeds from this non-brokered private placement financing for expanding the Company’s technical infrastructure and marketing of its core product and any unspent amounts will be added to general working capital.  This transaction is subject to the approval of the regulatory authorities.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this19th day of January, 2004.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

"Bedo H. Kalpakian"

_______________________

Chairman

c.c.:

TSX Venture Exchange

Attention:  Listings

Alberta Securities Commission

Attention:  Continuous Disclosure

Anfield Sujir Kennedy & Durno

Attention:  Michael Kennedy

U.S. Securities & Exchange Commission

SCHEDULE “A”

NEWS RELEASE

January 20, 2004

Symbols:  LVH.TSX Venture Exchange

    LVFHF.OTC Bulletin Board

    LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) reports that Lucky 1 Enterprises Inc. (“Lucky”), a related company by common management, has arranged the sale of 1,250,000 common shares of Las Vegas at a price of Canadian $0.32 per common share through the facilities of the TSX Venture Exchange. The proceeds of this sale will be used by Lucky to fund a non-brokered private placement financing of 1,250,000 common shares in the capital of the Company at the price of Canadian $0.32 per common share for total proceeds of Canadian $400,000.  The Company will expend the proceeds from this non-brokered private placement financing for expanding the Company’s technical infrastructure and marketing of its core product and any unspent amounts will be added to general working capital.  This transaction is subject to the approval of the regulatory authorities.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Bedo H. Kalpakian”

_____________________________

Bedo H. Kalpakian,

Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street,

Vancouver, British Columbia  V6E 3T5
Tel: (604) 681-1519

Fax: (604) 681-9428

Email: Info@lvfh.com  website: www.lvfh.com